# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Katapult Holdings, Inc., CIK 0001785424
CUSIP: 485859201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 11/03/2025
Amends the filing with accession number 0001104659-25-097231
Filed by CIK 0001858703
Persons authorized to receive notices and communications: Karen Hager, c/o Blue Owl Capital Holdings LP, 399 Park Avenue, Floor 37, New York, New York (NY), 10022, 212-419-3045

## Reporting persons
- Blue Owl Capital Holdings LP (CIK 0001858703): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 21,421; shared voting power 0; sole dispositive power 21,421; shared dispositive power 0; aggregate amount beneficially owned 21,421 (0.47% of the class)
  Comment: The reported securities represent 5,421 shares of Common Stock and 16,000 shares of Common Stock issuable upon exercise of Warrants.
  
  The percentage of class is calculated based upon 4,569,546 shares of Common Stock outstanding as of August 8, 2025, as reported on the Issuer's 10-Q filed with the SEC on August 13, 2025, as increased by (i) 16,000 shares of Common Stock issuable upon exercise of the Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Katapult Holdings, Inc.
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024
Comment: This Amendment No. 5 (this "Amendment No. 5") amends and supplements the Original Schedule 13D filed on October 6, 2025, Amendment No. 1 filed on October 14, 2025, Amendment No. 2 filed on October 20, 2025, Amendment No. 3 filed on October 23, 2025, and Amendment No. 4 filed on October 29, 2025 (as so amended, the "Schedule 13D"). Except as set forth herein, the Original Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 2, 2025, the Issuer entered into the Limited Waiver and First Amendment ("Limited Waiver and First Amendment") to its Refinancing Agreement with the Credit Parties and lenders party thereto pursuant to which (1) the lenders under the Loan Agreement waived the Issuer's existing default arising from the Issuer's failure to achieve required thresholds for Minimum Trailing Three-Month Originations for the periods ended August 31, 2025, September 30, 2025, and October 31, 2025, and (2) the Loan Agreement was amended to (i) adjust thresholds under the Minimum Three-Month Originations financial covenant for certain periods ending on and after November 30, 2025, (ii) increase the threshold under the Minimum Liquidity financial covenant for certain future periods, and (iii) reduce the advance rate under our revolving loan. As a condition of the Limited Waiver and First Amendment, on November 3, 2025, the aggregate outstanding principal balance of the Term Loan and all accrued and unpaid interest (including all PIK Interest) and all other Obligations (as defined in the Limited Waiver and First Amendment) owing to the Reporting Person in respect thereof under the Refinancing Agreement was paid in full in cash in an aggregate amount of $35,215,438.09 pursuant to that certain partial payoff letter, dated November 2, 2025 (the "Term Loan Payoff").

In connection with the Limited Waiver and First Amendment, Warrants to acquire 646,264 shares of Common Stock held by various funds and accounts managed by the Reporting Person, including: Blue Owl Asset Income Fund IV LP, Blue Owl Asset Income Fund V LP, Blue Owl Asset Income Fund (Cayman) IV LP, Blue Owl Asset Income Fund (Cayman) V LP, Blue Owl Asset Special Opportunities Fund VII LP, Blue Owl Asset Special Opportunities Fund (Cayman) VII LP and ACM Alamosa (Cayman) Holdco LP, were assigned and transferred for no consideration to HHCF Series 21 Sub, LLC, a Delaware limited liability company (the "Warrant Transfer").

The foregoing description of the Limited Waiver and First Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Waiver and First Amendment, a copy of which is filed as Exhibit F and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows (11) and (13) of the cover page of this Schedule 13D is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover page of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Amendment No. 5 is hereby incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: After giving effect to the Term Loan Payoff and Warrant Transfer, the Reporting Person ceased to beneficially own 5% of the Common Stock and has no further beneficial ownership reporting obligations.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented by adding at the end thereof the information set forth in Item 4 of this Amendment No. 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit F Limited Waiver and First Amendment to the Loan Agreement, dated November 2, 2025, between Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC, as administrative payment and collateral agent and lender, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 3, 2025).

## Signatures
- Blue Owl Capital Holdings LP: /s/ Karen Hager, Karen Hager / Chief Compliance Officer (11/05/2025)